Oakridge International Corporation
Suite 5, Level 2, Malcolm Reid Building
187 Rundle Street, Adelaide SA 5000
Phone: +618 8120 0248 Fax: +618 8312 0248

November 13, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

Attention: Yolanda Guobadia/William H. Thompson

Dear Yolanda Guobadia / William Thompson,

Re:     Form 8-K
          Filed October 3, 2013
          File No. 1-35640

We refer to your letter dated October 4, 2013 in respective to the above Form 8-K.

We hereby reply your queries in the order in your letter.

1.      We have included the commission file number in the amended Form 8-K which was filed today.

2-4    We have updated the Amended Form 8-K to incorporate the comments from your letter.

5.      We have filed the letter from Albert Wong & Co. LLP in Exhibit 16 in the amended Form 8-K.

The Company acknowledges that:

*       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
For and on behalf of
Oakridge International Corporation

/s/ Herbert Lee

Dr. Herbert Ying Chiu Lee
Director